November 23, 2010

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	Rewards Network Inc.
Schedule 14D-9 and Schedule 13E-3
Filed on November 8, 2010
File No.: 005-35435

Dear Mr. Orlic:

We refer to the comment letter dated November 18, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the “Schedule 14D-9”) and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Rewards Network Inc. (the “Company”). Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Schedule 14D-9 and Amendment No. 2 to the Schedule 13E-3 to reflect the amendments to the Schedule 14D-9 and Schedule 13E-3 described herein. The Company is also separately delivering to you a marked copy of the Schedule 14D-9 to reflect the amendments described herein.

The responses to the Staff’s comments in its November 18, 2010 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.

Schedule 14D-9

The Solicitation or Recommendation, page 13

1.	Please make the statement required by Item 1012(e) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has provided revised disclosure on page 2 of Amendment No. 2 to the Schedule 14D-9 to include the statement required by Item 1012(e) of Regulation M-A.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

November 23, 2010

Background of the Offer and Merger, page 13

2.	Management appears to have prepared three sets of financial forecasts (see disclosure on pages 14, 17 and 18), but you have only disclosed two sets of forecasts on page 27. Please revise your disclosure, or advise.

Response:

In response to the Staff’s comment, the Company has provided revised disclosure on pages 17 and 18 of Amendment No. 2 to the Schedule 14D-9 to disclose the additional set of financial forecasts.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 20

3.	You have included four pages of disclosure regarding the factors that the special committee and the board of directors believe support its fairness conclusion. Please balance this disclosure with any negative factors which the special committee and board of directors believe may not support its fairness conclusion.

Response:

In response to the Staff’s comment, the Company notes that it has identified negative factors that may not support its fairness conclusion throughout the discussion set forth under “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors.” However, to provide more balanced disclosure, the Company has provided revised disclosure on pages 14 and 15 of Amendment No. 2 to the Schedule 14D-9 to provide a separate discussion of the negative factors that the Special Committee and the Board of Directors believe may not support its fairness conclusion.

4.	You have stated your belief as to the fairness of the transaction to security holders, other than EGI and its affiliates. Please express all statements with regard to fairness with reference to the unaffiliated security holders of the issuer. See Item 1014(a) of Regulation M-A.

5.	Please express the conclusion of the board of directors and the special committee as to whether the transaction is substantively and procedurally fair to unaffiliated security holders. Refer to Q&A No. 21 of SEC Release No. 34-17719 (April 19, 1981).

Response:

In response to comments 4 and 5, the Company has provided revised disclosure on pages 2, 10, 15 and 16 of Amendment No. 2 to the Schedule 14D-9 to clearly express the conclusion of

Mr. David L. Orlic

U.S. Securities and Exchange Commission

November 23, 2010

the Board of Directors and the Special Committee as to whether the transaction is substantively and procedurally fair to the Company’s unaffiliated stockholders.

6.	You state that the special committee did not consider the liquidation value of Rewards, because Rewards is a viable going concern. However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it. See Instruction 2 to Item 1014 of Regulation M-A. Please revise.

Response:

In response to the Staff’s comment, the Company has provided revised disclosure on page 16 of Amendment No. 2 to the Schedule 14D-9 to further explain that, because the Company’s assets include a significant amount of intangible assets, leased properties and other assets that are not readily transferable or are subject to restrictions on their transfer in a liquidation scenario, the Special Committee believes that the Company is not susceptible to a meaningful liquidation valuation.

The Board of Directors, page 26

7.	A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Q&A No. 20 of SEC Release No. 34-17719 (April 13, 1981). In this regard, it appears that the board of directors considered the findings of the special committee. To the extent that the board of directors relied on the special committee’s analysis and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of the special committee.

In response to the Staff’s comment, the Company has provided revised disclosure on page 16 of Amendment No. 2 to the Schedule 14D-9 to include the adoption of the Special Committee’s analyses and conclusions.

Opinion of the Special Committee’s Financial Advisor, page 28

8.

For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. We note that you include some of this information. Please include comparable information for Rewards if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

November 23, 2010

Regarding the selected public companies analysis and selected precedent transactions analysis, please further describe the reasons or basis for not relying upon these analyses given that the financial advisor selected similar companies which were customer loyalty and/or reward providers; we note that each of these analyses resulted in a higher implied per share equity reference range than the per share consideration in the offer.

Response:

The Company supplementally advises the Staff that, with respect to Harris Williams’ selected companies and selected precedent transactions analyses, Harris Williams did not focus on a multiple to multiple comparison (i.e., did not calculate high, low, average or median multiples for the selected companies or transactions for purposes of comparison with corresponding multiples for the Company implied by the per share price offered). Rather, Harris Williams focused on the overall equity value reference ranges implied for the Company by applying a range of selected multiples derived from the selected companies and selected transactions to financial data of the Company for purposes of comparison with the per share price offered, which results are currently disclosed in tabular format in the Schedule 14D-9. In light of the foregoing and the Staff’s comment, we have provided revised disclosure on pages 21, 22 and 23 of Amendment No. 2 to the Schedule 14D-9 with respect to the selected multiple ranges used by Harris Williams in deriving the implied equity value reference ranges for the Company. In addition, as requested by the Staff, we have provided revised disclosure on pages 21, 22 and 23 of Amendment No. 2 to the Schedule 14D-9 with respect to why particular multiples or discount rates were used.

With respect to the portion of the Staff’s comment to summarize the results of each method of analysis and describe how the results support the opinion, the Company believes that the current disclosure in the Schedule 14D-9 addresses the Staff’s comment. Specifically, the disclosure presents the results of each analysis (i.e., implied per share equity value reference ranges derived for the Company) as evaluated and reviewed with the Special Committee and then directly compares those results with the per share price offered (i.e., the $13.75 per share cash consideration). The Company believes that, by directly comparing the results of the analyses against the per share price offered, the disclosure indicates how such results support the conclusion as to the fairness, from a financial point of view, of the per share price offered.

With respect to the portion of the Staff’s comment regarding the reasons or basis for not relying upon the selected public companies and selected precedent transactions analyses, the Company believes that the current disclosure in the Schedule 14D-9 addresses the Staff’s comment. Specifically, the Company notes for the Staff the disclosure immediately following the tables setting forth the results of such analyses, which disclosure indicates that Harris Williams considered the selected public companies and target companies involved in the selected precedent transactions to lack sufficient comparability to the Company given the Company’s business mix and other factors that distinguish the Company from such companies and, accordingly, that Harris Williams did not rely upon those analyses in reaching its opinion. However, in light of the Staff’s comment, we have provided revised disclosure on pages 20 through 23

Mr. David L. Orlic

U.S. Securities and Exchange Commission

November 23, 2010

of Amendment No. 2 to the Schedule 14D-9 regarding the criteria Harris Williams used to select the companies and transactions reviewed and the differences between such selected companies and transactions and the Company.

9.	Please disclose that, in choosing the comparable public companies, Harris Williams appears to have selected companies with an overall median market capitalization of twenty times that of the company. Please also disclose why truly comparable companies were not selected by Harris Williams.

Response:

The Company supplementally advises the Staff that the market capitalization of the selected companies was not part of the selection criteria used by Harris Williams for purposes of its selected public companies analysis. The Company also supplementally notes for the Staff, as referenced in the Schedule 14D-9 and further disclosed in response to comment 8 above, that the selected companies were considered to lack sufficient comparability to the Company given the Company’s business mix and other factors. In light of the Staff’s comment, however, we have provided revised disclosure on pages 20 through 23 of Amendment No. 2 to the Schedule 14D-9 to describe the criteria Harris Williams used in its selection of such companies and to indicate that Harris Williams’ selected companies and selected precedent transactions analyses may not necessarily utilize all companies or transactions that could be deemed comparable to the Company or the Offer and the Merger.

10.	Please disclose the portion of Harris Williams’ fee that is contingent upon consummation of the transaction.

Response:

In response to the Staff’s comment, we have provided revised disclosure on page 25 of Amendment No. 2 to the Schedule 14D-9 to disclose the portion of Harris Williams’ fee that is contingent upon consummation of the transaction.

Schedule 13E-3

Exhibit (c)(2)

11.

This exhibit contains several disclaimers that these materials are solely for the use of the special committee. Please revise to remove the implication that security holders are not entitled to rely on the materials. Alternatively, advise us of the basis for Harris Williams’ belief that shareholders cannot rely upon the opinion to support any claims against Harris Williams arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Harris Williams). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors

Mr. David L. Orlic

U.S. Securities and Exchange Commission

November 23, 2010

under applicable state law. Further, state that the availability of such state-law defense to Harris Williams would have no effect on the rights and responsibilities of either Harris Williams or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

In response to the Staff’s comment, we have filed a revised version of Harris Williams’ materials as an exhibit to Amendment No. 2 to the Schedule 13E-3.

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We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments with respect to this matter, please contact Timothy Melton at Jones Day at (312) 269-4154.

Sincerely,

/s/ Roya Behnia Roya Behnia
General Counsel and Secretary